                                 United States
                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*

            Diamond Shamrock Offshore Partners Limited Partnership
    -----------------------------------------------------------------------
                               (Name of Issuer)

                     Units of Limited Partnership Interest
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  252744 10 7
    -----------------------------------------------------------------------
                                (CUSIP Number)

                                  L. P. Ciuba
                           Maxus Energy Corporation
                 717 North Harwood Street, Dallas, Texas 75201
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                             April 25, 1994
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

 Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page (s))
                              Page 1 of 13 Pages

CUSIP No. 252744 10 7            13D               Page 2  of 13  Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Maxus Exploration Company
___________________________________________________________________________
2.  Check The Appropriate Box If A Member Of A Group*
                                                            (a)
                                                            (b)
___________________________________________________________________________
3.  SEC Use Only

___________________________________________________________________________
4.  Source of Funds*
      WC
___________________________________________________________________________
5. Check Box If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

___________________________________________________________________________
6.  Citizenship or Place of Organization

      Delaware
___________________________________________________________________________
              7.  Sole Voting Power
Number of
Shares               64,163,885
Beneficially  ____________________________________________________________
Owned By      8.  Shared Voting Power
Each
Reporting     ____________________________________________________________
Person        9.  Sole Dispositive Power
With
                     64,163,885
              _____________________________________________________________
              10.  Shared Dispositive Power

___________________________________________________________________________
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

       64,163,885
___________________________________________________________________________
12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

___________________________________________________________________________
13.  Percent Of Class Represented By Amount In Row (11)

       Approximately 87%
___________________________________________________________________________
14.  Type of Reporting Person*

       CO
___________________________________________________________________________

CUSIP No. 252744 10 7               13D                  Page 3 of 13 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

      Maxus Energy Corporation
___________________________________________________________________________
2.  Check The Appropriate Box If A Member Of A Group*
                                                            (a)
                                                            (b)
__________________________________________________________________________
3.  SEC Use Only

__________________________________________________________________________
4.  Source of Funds*

      WC
___________________________________________________________________________
5. Check Box If Disclosure Of Legal Proceeding Is Required Pursuant To Items 2(d) or 2(e)

___________________________________________________________________________
6.  Citizenship or Place of Organization

      Delaware
___________________________________________________________________________
              7.  Sole Voting Power
Number of
Shares              64,163,885
Beneficially  _____________________________________________________________
Owned By      8.  Shared Voting Power
Each
Reporting     _____________________________________________________________
Person        9.  Sole Dispositive Power
With
                    64,163,885
              _____________________________________________________________
              10.  Shared Dispositive Power

___________________________________________________________________________
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

       64,163,885
___________________________________________________________________________
12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

___________________________________________________________________________
13.  Percent Of Class Represented By Amount In Row (11)

       Approximately 87%
___________________________________________________________________________
14.  Type of Reporting Person*

       HC, CO
___________________________________________________________________________

                                                    Page 4 of 13 Pages

     Schedule 13D of Maxus Exploration Company ("MEC") and Maxus Energy Corporation ("Maxus"), dated September 13, 1985, as amended (the "Schedule 13D"), relating to units of limited partnership interest ("Units") of Diamond Shamrock Offshore Partners Limited Partnership, a Delaware limited partnership ("Partnership"), is amended by this Amendment No. 18 to read as set forth below.

   This is the first amendment filed since Maxus became subject to mandated electronic filing. It is therefore being filed in electronic format and, in accordance with Rule 13d-2(c), this amendment restates the entire text of
Schedule 13D, as amended hereby.

Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to units of limited partnership interest ("Units") in Diamond Shamrock Offshore Partners Limited Partnership, a Delaware limited partnership (the "Partnership"), with principal executive offices at 717 North Harwood Street, Dallas, Texas 75201. The Units reported on this Schedule 13D have been or may be exchanged at any time for depositary units ("Depositary Units") evidenced by depositary receipts ("Depositary Receipts") pursuant to a Deposit Agreement dated as of August 16, 1985 among the Partnership, Maxus, AmeriTrust Company National Association, as Depositary, and Holders of Depositary Receipts, as amended as of August 29, 1985.

Item 2.  Identity and Background.
         ------------------------


     MEC, a Delaware corporation, is a wholly owned subsidiary of Maxus, a Delaware corporation. Maxus, whose executive offices are located at 717 North Harwood Street, Dallas, Texas 75201, is an independent oil and gas exploration and production company. Maxus is a publicly held company subject to the reporting requirements of Sections 13 and 15(d) of the Securities and Exchange Act of 1934, as amended. MEC, whose business and principal address is located at 717 North Harwood Street, Dallas, Texas 75201, conducts the oil and gas exploration and production activities of Diamond Shamrock in North America.


     Set forth on Schedule I to this Amendment No. 18 (which Schedule is hereby incorporated herein by this reference) are the names of the executive officers and directors of MEC as of April 25, 1994 and the other information concerning such persons required to be provided under Item 2 of Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On September 6, 1985, the Partnership issued to MEC 37,500,000 Units in the Partnership in exchange for substantially all of MEC's productive and exploratory oil and gas properties located in federal waters offshore Texas and Louisiana. Such Units represented approximately 88.2% of all such Units outstanding. The remaining 11.8% of the Units, represented by 5,000,000 Depositary Units evidenced by Depositary Receipts, was sold in an underwritten public offering pursuant to the Partnership's Registration Statement on Form S-1 (No. 2-99029), as amended, declared effective by the Securities and Exchange Commission on August 29, 1985. Additional information concerning this transaction is set forth in said Registration Statement and in the final Prospectus dated August 29, 1985 (the "Prospectus"), which is a part thereof and which Prospectus is included as Exhibit 2 to this Schedule 13D and incorporated herein and made a part hereof by reference.

                                                              Page 5 of 13 Pages

     On October, 30, 1985, Maxus purchased from the Partnership 1,278,483 Units for total consideration consisting of $27,487,384.50 in cash. The source of the funds used to make such purchase was the working capital of Maxus. On October 30, 1985, Maxus distributed all of such 1,278,483 Units to the holders of its shares of Common Stock.

     On December 9, 1985, Maxus purchased from the Partnership 1,219,978 Units for total consideration consisting of $22,112,101.25 in cash. The source of the funds used to make such purchase was the working capital of Maxus. On December 9, 1985, Maxus distributed all of such 1,219,978 Units to the holders of its shares of Common Stock.

     On March 7, 1986, Maxus purchased from the Partnership 1,293,453 Units for total consideration consisting of $21,099,452.06 in cash. The source of the funds used to make such purchase was the working capital of Maxus. On March 7, 1986, Maxus distributed all such 1,293,453 Units to the holders of its shares of Common Stock.

     On June 9, 1986, Maxus purchased from the Partnership 1,546,399 Units for total consideration consisting of $25,708,883.37 in cash. The source of the funds used to make such purchase was the working capital of Maxus. On June 9, 1986, Maxus distributed all of such 1,546,399 Units to the holders of its shares of Common Stock.

     On September 2, 1986, Maxus purchased from the Partnership 1,518,987 Units for total consideration consisting of $26,250,000 in cash. The source of the funds used to make such purchase was the working capital of Maxus.

     On December 1, 1986, Maxus purchased from the Partnership 1,510,791 Units for total consideration consisting of $26,249,993.63 in cash. The source of the funds used to make such purchase was the working capital of Maxus.

     On March 2, 1987, Maxus purchased from the Partnership 1,603,053 Units for total consideration consisting of $26,249,992.88 in cash. The source of the funds used to make such purchase was the working capital of Maxus.

     On April 15, 1987, Maxus contributed to MEC all 4,632,831 Units which it owned. On June 1, 1987, MEC purchased from the Partnership 1,463,210 Units for total consideration consisting of $26,249,987 in cash. The source of the funds used to make such purchase was the working capital of MEC.

     On December 1, 1988, MEC purchased from the Partnership 2,004,556 Units for total consideration consisting of $27,500,003 in cash. The source of the funds used to make such purchase was the working capital of MEC.

     On March 1, 1989, MEC purchased from the Partnership 1,532,674 Units for total consideration consisting of $17,050,998 in cash. The source of the funds used to make such purchase was the working capital of MEC.

     On June 1, 1989, MEC purchased from the Partnership 2,379,240 Units for total consideration consistiing of $20,743,999 in cash. The source of the funds used to make such purchase was the working capital of MEC.

     On September 1, 1989, MEC purchased from the Partnership 3,031,605 Units for total consideration consisting of $24,916,004 in cash. The source of the funds used to make such purchase was the working capital of MEC.

                                                              Page 6 of 13 Pages

     On December 1, 1989, MEC purchased from the Partnership 6,037,736 Units for total consideration consisting of $40,000,001 in cash. The source of the funds used to make such purchase was the working capital of MEC.

     On July 1, 1991, MEC purchased from the Partnership 5,333,333 newly issued Units at a price per Unit of $3.9375 paid in cash upon delivery of the certificate representing such Units. The source of the funds used to make such purchase was the working capital of MEC.


      Between October, 1990 and April 1, 1991, MEC purchased 248,700 Units on the open market. The source of the funds used to make these purchases was the working capital of MEC.

     The number of Units owned beneficially by MEC and Maxus after giving effect to the foregoing July, 1991 purchase is 64,163,885. Such number of Units constitutes approximately 87% of the Units issued and outstanding.

Item 4.  Purpose of Transaction
        -----------------------

     The purpose of the initial transaction was to restructure the domestic oil and gas exploration and production business of Maxus.

     The Certificate of Incorporation of Maxus Offshore Exploration Company, the managing general partner of the Partnership ("Managing Partner"), provides that in the event Maxus and its affiliates own less than 50% of the then outstanding Units (excluding any limited partnership interests the Partnership may have issued in acquiring oil and gas properties to persons other than Maxus or its affiliates), then Maxus must sell all of the shares of Class B Common Stock of the Managing Partner, which class possesses exclusive voting rights with respect to the election of directors of the Managing Partner, to the directors of the Managing Partner, and the directors are then required to vote such shares to elect a Board of Directors of the Managing Partner comprised entirely of persons who are not employees, officers, directors or affiliates of Maxus or of any affiliate of Maxus (other than the Managing Partner).

     The purpose of the October, 1985 transaction was to distribute Units as a special dividend to the Maxus common stockholders.

     The purpose of the December, 1985 and the March and June, 1986 transactions was to distribute Units as a dividend to the Maxus common stockholders.

     The purpose of the September and December, 1986 and the March, 1987 transactions was to continue Maxus' substantial quarterly investments in the Partnership.

     The purpose of the August 15, 1987 transfer of Units by Maxus to MEC was to consolidate ownership of such Units. The purpose of the June 1, 1987, the December, 1988 and the four 1989 purchases of Units by MEC was to continue Maxus' substantial quarterly investments in the Partnership.


      The purpose of the open market purchases between October, 1990 and
April 1, 1991 was to increase the ownership of MEC in the Partnership     .


      The purpose of the July, 1991 purchase was to make funds available to the Partnership.

                                                              Page 7 of 13 Pages

     Since the formation of the Partnership, Maxus purchased additional Units from the Partnership on a quarterly basis to assure that the Partnership had sufficient funds to make distributions at a specified level through 1989. However, after 1989 Maxus did not support cash distributions by the Partnership by purchasing additional Units from the Partnership. On January 31, 1990, the Partnership reconfirmed that the Partnership's quarterly cash distributions would primarily depend upon levels of cash flow generated and expenditures required by the operations of the Partnership.


         On April 25, 1994, Maxus' Board of Directors authorized the sale by Maxus of all interests held by Maxus and its subsidiaries (the general partnership interests as well as the Units) in the Partnership to a third party. The sales price would equate to approximately $4.48 per Unit.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     See Item 3 above for information concerning the number of Units beneficially owned by MEC directly (and by Maxus indirectly).

     The following named directors of Maxus beneficially own, as of July 1, 1991, the number of Units set forth opposite their names. Each such person has sole voting power and sole dispositive power with respect to all such Units. No other persons who is an executive officer or director of MEC or Maxus beneficially owns Units.



                      Name                          Number*
               ------------------                   -------
              J. David Barnes . . . . . . . . . .        32
              Philip E. Coldwell. . . . . . . . .         5
              John T. Kimbell . . . . . . . . . .        21
              W. Thomas York  . . . . . . . . . .    10,008
               ------------------
              *  In each case, represents less than
                 0.1% of the outstanding Units.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         With Respect to Securities of the Issuer.
         -----------------------------------------


         See response to Item 4 above with respect to Maxus' intention to sell all its interests in the Partnership.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------


     Exhibit 1 - Agreement of persons filing the original Schedule 13 required by Regulation 13d-1(f)(iii).

     Exhibit 2 - Prospectus dated August 29, 1985 constituting part of the Partnership's Form S-1 Registration Statement (No. 2-99029), as amended, filed with the Securities and Exchange Commission on August 29, 1985.

     Exhibit 3 - Underwriting Agreement dated August 29, 1985 among the Partnership, Diamond Shamrock, Goldman, Sachs & Co. and others.

                                                              Page 8 of 13 Pages
     Exhibit 4 - Second Amended and Restated Agreement of Limited Partnership of the Partnership dated September 6, 1985, among the Managing Partner, Diamond Shamrock and others.

     Exhibit 5 - Certificate of Incorporation of Diamond Shamrock Offshore Exploration Company.


         Exhibits 6 through 22 - Agreements of persons filing Amendments Nos. 1 through 17 respectively, as required by Regulation 13d-1(f)(iii).


         Exhibit 23 --Agreement of persons filing this Amendment No. 18 (required by Regulation 13d-1 (f)(1)(iii)).

                                                              Page 9 of 13 Pages





                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MAXUS EXPLORATION COMPANY



                                      By   G. R. Brown
                                         -------------------------------
                                           G. R. Brown, Vice President

April 25, 1994



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       MAXUS ENERGY CORPORATION



                                       By   G. R. Brown
                                          -------------------------------
                                            G. R. Brown, Vice President

April 25, 1994

                                                             Page 10 of 13 Pages
                                   SCHEDULE I
                                   ----------
                      CERTAIN INFORMATION WITH RESPECT TO
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                       MAXUS ENERGY CORPORATION ("Maxus")
                        AND MAXUS EXPLORATION COMPANY
                             AS OF APRIL 25, 1994
                ________________________________________________

                           MAXUS ENERGY CORPORATION
                           ------------------------

                                          Principal Occupation
Name/Business Address                      or Employment
- ----------------------                   ---------------

J. David Barnes                           Chairman Emeritus of
Suite 2725                                Mellon Bank Corporation
500 Grant Street                          and Mellon Bank N.A.
Pittsburgh, Pennsylvania 15258

Darrell L. Black                          Consultant
365 MacEwen Drive
Osprey, Florida 34229

Charles L. Blackburn                      Chairman, President and
717 North Harwood Street                  Chief Executive Officer
Dallas, Texas 75201                       of Maxus

B. Clark Burchfiel                        Schlumberger Professor of
Massachusetts Institute of Technology     Geology, Massachusetts
54-1010 Green Building                    Institute of Technology
Cambridge, Massachusetts 02139

Bruce B. Dice                             President of
Dice Exploration Co., Inc.                Dice Exploration Co.,
N.W. Commerce Building                    Inc., oil and gas
14405 Walters Road, Suite 400             consultants
Houston, Texas  77014

Michael C. Forrest                        Senior Vice President
717 North Harwood Street                  of Maxus
Dallas, Texas  75201

Charles W. Hall                           Partner of Fulbright &
Fulbright & Jaworski                      Jaworski, a law firm
1301 McKinney Street, 51st Floor
Houston, Texas 77010

Raymond A. Hay                            Chairman of Aberdeen
Aberdeen Associates                       Associates, an investment
5956 Sherry Lane, Suite 902               firm
Dallas, Texas 75225

George L. Jackson                         oil field service
640 Oakland Hills Lane                    consultant
Kerrville, Texas 78028

John T. Kimbell                           President of
343 Commercial Street                     John Kimbell Associaates,
Union Wharf, Apt. 501                     a business consulting firm
Boston, Massachusetts  02109

                                                             Page 11 of 13 Pages

                                           Principal Occupation
Names/Business Address                        or Employment
- ----------------------                        -------------


Richard W. Murphy                          Senior Fellow for the
The Council on Foreign Relations           Middle East, Council on
58 East 68th Street                        Foreign Relations
New York, New York  10021

W. Thomas York                             Consultant
123 Hemlock Hill Road
New Canaan, Connecticut  06840

Michael J. Barron                          Vice President and
717 North Harwood Street                   Treasurer of Maxus
Dallas, Texas 75201

Glen R. Brown                              Vice President and
717 North Harwood Street                   Controller of Maxus
Dallas, Texas  75201

Steven G. Crowell                          Senior Vice President
717 North Harwood Street                   of Maxus
Dallas, Texas 75201

Mark J. Gentry                             Vice President
717 North Harwood Street                   of Maxus
Dallas, Texas 75201

McCarter Middlebrook                       Vice President and General
717 North Harwood Street                   Counsel of Maxus
Dallas, Texas  75201

George W. Pasley                           Senior Vice President
717 North Harwood Street                   of Maxus
Dallas, Texas 75201


                    MAXUS EXPLORATION COMPANY
                    -------------------------

                                            Principal Occupation
Name/Business Address                           or Employment
- ----------------------                      -----------------

Michael J. Barron                         Vice President and
717 North Harwood Street                  Treasurer of Maxus
Dallas, Texas 75201

Glen R. Brown                              Vice President and
717 North Harwood Street                   Controller of Maxus
Dallas, Texas   75201

Gordon E. Coe                              Managing Attorney of oil
717 North Harwood Street                   and gas, Maxus
Dallas, Texas  75201

Steven G. Crowell                          Senior Vice President
717 North Harwood Street                   of Maxus
Dallas, Texas  75201

                                                             Page 12 of 13 Pages

                                            Principal Occupation
Name/Business Address                          or Employment
- ---------------------                         --------------

McCarter Middlebrook                       Vice President and General
717 North Harwood Street                   Counsel of Maxus
Dallas, Texas  75201

K. Delmar Rumph                            General Manager of Maxus
112 West 8th Street
Amarillo, Texas  79101

John C. Schmid                             General Manager of Maxus
717 North Harwood Street
Dallas, Texas  75201



All of the foregoing persons are citizens of the United States.

During the past five years, none of the foregoing persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                                             Page 13 of 13 Pages



                                                                      Exhibit 23
                                                                      ----------


                                   AGREEMENT
                                   ---------

      Each of the undersigned entities hereby agrees that the Amendment No. 18 to Schedule 13D, dated April 25, 1994, to which this Agreement is appended as
 Exhibit 23, is being filed on behalf of each of the undersigned entities.


                                      MAXUS EXPLORATION COMPANY



                                      By   G. R. Brown
                                         -------------------------------
                                           G. R. Brown, Vice President

 April 25, 1994



                                      MAXUS ENERGY CORPORATION


                                      By   G. R. Brown
                                         -------------------------------
                                           G. R. Brown, Vice President

 April 25, 1994